Exhibit 99.4

Interim Management Report 4 Our Company 5 ASML Operations Update 8 Risk Factors 10 2024 Second-half Outlook 11 Managing Directors’ Statement Condensed Consolidated Interim Financial Statements 13 Condensed Consolidated Statement of Profit or Loss 14 Condensed Consolidated Statement of Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 18 Condensed Consolidated Statement of Cash Flows 19 Notes to the Condensed Consolidated Interim Financial Statements 25 Other Information 27 Definitions A definition or explanation of most abbreviations, technical terms and other terms used throughout this Statutory Interim Report can be found in the chapter Definitions. In some cases, numbers have been rounded for readers’ convenience. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding NV and/or any of its subsidiaries and associates, as the context may require. References to our website in this Statutory Interim Report are for reference only and none nor any portion thereof are incorporated by reference in this report. © 2024, ASML Holding NV All Rights Reserved. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 2 Contents

Interim Management Report IN THIS SECTION 4 Our Company 5 ASML Operations Update 8 Risk Factors 10 2024 Second-half Outlook ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 3

Introduction On July 17, 2024, we published our Statutory Interim Report for the six-month period ended June 30, 2024. This includes the Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. We also published our 2024 second-quarter results in accordance with US GAAP on July 17, 2024. This Statutory Interim Report for the six-month period ended June 30, 2024, including the Condensed Consolidated Interim Financial Statements, has not been audited or reviewed by an external auditor. Our Company ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 43,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com. Our purpose, vision and strategy Our purpose is to unlock the potential of people and society by pushing technology to new limits. Our vision is that we enable ground-breaking technology to solve some of humanity’s toughest challenges. And, our strategy and priorities are designed to deliver on these points and create long-term sustainable value for our stakeholders. Our strategy is to 1 Grow our holistic lithography business 2 Secure unique supply chain capabilities to ensure business continuity 3 Move toward adjacent business opportunities 4 Deliver on our ESG sustainability commitments ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 4 Our Company

ASML Operations Update Overall semiconductor inventory levels continue to improve and we also see further improvement in litho tool utilization levels at both Logic and Memory customers. While there are still uncertainties in the market, primarily driven by the macro environment, we expect industry recovery to continue in the second half of the year. In the first half of 2024: • We delivered the first NXE:3800E systems. The NXE:3800E has the capability to deliver a significant increase in throughput from 160 to 220 wafers per hour in its final configuration; • We also completed the shipments of the first 2 EXE:5000 systems. The first system is running qualification wafers. The second system is currently being installed at the customer site; and • We opened the High NA EUV Lithography Lab (located in Veldhoven, the Netherlands). The lab, jointly run by ASML and imec, provides leading-edge Logic and Memory chip makers, as well as advanced materials and equipment suppliers access to the first prototype EXE:5000 and surrounding processing and metrology tools. On April 25, 2024, Christophe Fouquet started in his new role as ASML’s President and Chief Executive Officer (CEO). His four-year appointment term as CEO began as those of outgoing CEO Peter Wennink and outgoing Chief Technology Officer (CTO) Martin van den Brink came to a close. In addition Jim Koonmen, Chief Customer Officer, was also appointed to the board to further underscore our focus on and commitment to our customers. During the six-month period ended June 30, 2024 we retained a healthy balance sheet and a strong cash position. On April 24, 2024, the Annual General Meeting resolved to adopt a final dividend of €1.75 per ordinary share for the year 2023. Recognizing the three interim dividends of €1.45 per ordinary share paid on August 10, 2023, November 10, 2023 and February 14, 2024, the total dividend for the year 2023 was €6.10 per ordinary share. As a result, a total dividend amount of €2.4 billion was paid over 2023 and 2024. An interim dividend of €1.52 per ordinary share will be made payable on August 7, 2024. In November 2022, we announced the current up to €12.0 billion 2022-2025 share buyback program of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. So far ASML has repurchased approximately 2.6 million shares for an approximate amount of €1.7 billion under this program. The share buyback program may be suspended, modified or discontinued at any time. Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors). ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 5 ASML Operations Update

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 6

ASML Operations Update (continued)

Six-month period ended operating results

Set forth below is the Condensed Consolidated Statement of Profit or Loss on a semi-annual basis for the first half of 2023 and 2024 (in accordance with EU-IFRS):

For the six-month period ended (€, in millions)	Unaudited July 2, 2023	Unaudited % of total net sales	**Unaudited June 30, 2024**	Unaudited % of total net sales	Unaudited % change 2024 vs 2023
Net system sales	10,947.9	80.2	**8,726.8**	75.7	(20.3)
Net service and field option sales	2,700.6	19.8	**2,806.0**	24.3	3.9
Total net sales	13,648.5	100.0	**11,532.8**	100.0	(15.5)
Cost of system sales	(5,359.1)	(39.3)	**(4,241.6)**	(36.8)	(20.9)
Cost of service and field option sales	(1,592.8)	(11.7)	**(1,487.0)**	(12.9)	(6.6)
Total cost of sales	(6,951.9)	(50.9)	**(5,728.6)**	(49.7)	(17.6)
Gross profit	6,696.6	49.1	**5,804.2**	50.3	(13.3)
Research and development costs	(1,587.2)	(11.6)	**(1,580.6)**	(13.7)	(0.4)
Selling, general and administrative costs	(577.7)	(4.2)	**(550.2)**	(4.8)	(4.8)
Operating income	4,531.7	33.2	**3,673.4**	31.9	(18.9)
Finance income	92.8	0.7	**98.2**	0.9	5.8
Finance costs	(64.0)	(0.4)	**(83.9)**	(0.6)	31.1
Income before income taxes	4,560.5	33.4	**3,687.7**	32.0	(19.1)
Income tax expense	(796.0)	(5.8)	**(589.2)**	(5.1)	(26.0)
Income after income taxes	3,764.5	27.6	**3,098.5**	26.9	(17.7)
Profit (loss) related to investments in associates	107.1	0.8	**77.0**	0.7	(28.1)
Net income	3,871.6	28.4	**3,175.5**	27.5	(18.0)

The following table shows a summary of key financial figures for the six-month period ended.

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited July 2, 2023	**Unaudited June 30, 2024**	Unaudited % change 2024 vs 2023
Sales			
Total sales of lithography systems (in units) [1]	213	**170**	(20.2)
Total sales of new lithography systems (in units) [1]	203	**155**	(23.6)
Total sales of used lithography systems (in units) [1]	10	**15**	50.0
Liquidity			
Cash and cash equivalents	6,341.3	**4,813.6**	(24.1)
Short-term investments	5.1	**205.3**	3,925.5
Net cash provided by (used in) operating activities	1,671.6	**1,260.5**	(24.6)

1. Lithography systems do not include metrology and inspection systems.

Total net sales

Total net sales for the first half of 2024 decreased by 15.5% to €11.5 billion compared to €13.6 billion for the first half of 2023. The decrease is primarily due to lower sales volumes for NXE systems. In addition, total net sales for the first half of 2023 were favorably impacted by DUV immersion fast shipments delivered in 2022, for which revenue recognition was delayed until customer acceptance in the first half of 2023.

The increase in net service and field option sales is mainly driven by service sales, which continue to scale with the growing installed base.

Gross profit

The overall gross profit, as a percentage of total net sales, increased from 49.1% in the first half of 2023 to 50.3% in the first half of 2024, mainly due to improved service profitability.

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 7

ASML Operations Update (continued)

Research and development costs

For the first half of 2024, R&D investments of €2.1 billion (first half of 2023: €1.9 billion), are mainly comprised of R&D costs net of credits (including net development costs not eligible for capitalization) of €1.6 billion (first half of 2023: €1.6 billion) and net capitalization of development expenditures of €447.5 million (first half of 2023: €283.2 million). The increase in R&D investments across each of our EUV, DUV and Applications programs, all support our holistic lithography solutions.

In the first half of 2024, R&D investments mainly related to:

- Investments in the development of the NXE:3800E and NXE:4000 systems and further improving availability and productivity of our EUV installed base systems.
- Investments in the development of our next generation EUV 0.55 NA (High NA) systems to support future nodes for both Logic and DRAM customers.
- Continued investment in the next generation scanners: Increasing productivity and overlay in critical DUV layers (NXT:2150i), increasing productivity in KrF layers (NXT:870B) and making a next step in cost effectiveness for our customers in i-line (XT:260).
- Continued investment in e-beam inspection, e-beam metrology and YieldStar optical metrology. In addition, securing our multibeam inspection roadmap and continuously expanding our investment in the holistic software applications space.

Selling, general and administrative costs

Selling, general and administrative costs decreased to €550.2 million for the first half of 2024 compared to the first half of 2023 (€577.7 million), mainly due to a one-off adjustment for short term incentive compensation in 2023, partially offset by an increase in the number of employees and salaries in 2024.

Reconciliation of net income in accordance with US GAAP and EU-IFRS

The Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2024 included in this report have been prepared in accordance with International Accounting Standards (IAS) 34, "Interim Financial Reporting", as adopted by the European Union. ASML primary disclosure on performance to stakeholders is in accordance with US GAAP. The overview below therefore contains a reconciliation of net income in accordance with US GAAP to net income in accordance with EU-IFRS:

For the six-month period ended (€, in millions)	Unaudited July 2, 2023	**Unaudited June 30, 2024**
Net income in accordance with US GAAP	3,897.5	**2,801.7**
Capitalization of development expenditures and related amortization, net of tax	241.6	**367.8**
Income tax on intercompany profit elimination, share-based payments and uncertain tax positions	(91.7)	**6.0**
Short-term incentive accrual, net of tax	(175.8)	**0.0**
Net income in accordance with EU-IFRS	3,871.6	**3,175.5**

The risk factors are classified under the six risk types as presented in our 2023 Annual Report. No new risk factors were added in this report. Any of these risks and the related events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. These risks are not the only ones that we face. Some risks may not yet be known to us, and certain risks that we do not currently believe to be material could become material in the future. Many risks may be intensified by global events such as interstate conflicts, geopolitical tensions, inflation, industry downturn, global measures (including new regulations) taken in response to these events and/or any adverse global business and economic conditions. Strategy and products • Our future success depends on our ability to respond timely to commercial and technological developments in the semiconductor industry Risk category: Business model, Innovation • The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs Risk category: Product roadmap execution, Innovation • We face intense competition Risk category: Competition • The semiconductor industry can be cyclical and we may be adversely affected by any downturn Risk category: Industry cycle risk • We derive most of our revenues from the sale of a relatively small number of products Risk category: Business model • Failure to adequately protect intellectual property could harm our business Risk category: Intellectual property rights • Defending against intellectual property claims brought by others could harm our business Risk category: Intellectual property rights • We are exposed to economic, geopolitical and other developments in our international operations. Risk category: Geopolitical • We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire Risk category: Merger & acquisition • We may not be able to achieve our ESG objectives or adapt and respond timely to emerging ESG expectations and regulations Risk category: Climate change, Product stewardship Finance and reporting • We are exposed to financial risks, including liquidity risk, interest rate risk, credit risk, foreign exchange risk and inflation Risk category: Financial Partners • Our success is highly dependent on the performance of a limited number of critical suppliers of single-source key components Risk category: Supply chain disruption, Supplier strategy and performance • A high percentage of net sales is derived from a few customers Risk category: Customer dependency People • Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees Risk category: Human resources, Knowledge management, Organizational effectiveness ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 8 Risk Factors We face many risks that have the potential to impact our business. It is important to understand the nature of these. We assess our risks by using the ASML risk universe, which comprises six risk types (Strategy and products, Finance and reporting, Partners, People, Operations, Legal and compliance).

Operations • We may face challenges in managing the industrialization of our products and bringing them to high-volume production Risk category: Product industrialization • We are dependent on the continued operation of a limited number of manufacturing facilities Risk category: Continuity of own operation • We face challenges to meet demand Risk category: Manufacturing and install, Human resources, Supplier strategy and performance • Our operations expose us to health, safety and environment risks Risk category: Environment, health and safety • Cybersecurity and other security incidents, or disruptions in our processes or information technology systems, could materially adversely affect our business operations Risk category: Security, Information technology, Process effectiveness and efficiency Legal and compliance • We are subject to regulatory and compliance obligations in the various countries where we operate and as our business grows ensuring compliance becomes more challenging Risk category: Violation of laws and regulations • Changes in taxation could affect our future profitability Risk category: Tax and customs Other risk factors • Restrictions on shareholder rights may dilute voting power • We may not declare cash dividends, conduct share buyback programs or cancel shares at all or in any particular amounts in any given year ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 9 Risk Factors (continued)

2024 Second-half Outlook Operational outlook As highlighted in our ASML Operations Update, overall semiconductor inventory levels continue to improve and we also see further improvement in litho tool utilization levels at both Logic and Memory customers. While there are still uncertainties in the market, primarily driven by the macro environment, we expect industry recovery to continue in the second half of the year. 2024 is a transition year and we continue to make investments both in capacity ramp and technology to be ready for the expected strong demand in 2025. The secular growth drivers in semiconductor end markets such as energy transition, electrification and AI, are still very much intact. The expanding application space, along with increasing lithography on future technology nodes, drives demand for both advanced and mature nodes. Financial outlook 2024 total net sales is expected to be similar to last year. As a result we expect the second half of 2024 to be significantly higher than the first half. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 10 2024 Second-half Outlook

Managing Directors’ Statement The Board of Management hereby declares that, to the best of its knowledge, the Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding NV and the undertakings included in the consolidation taken as a whole and that the Interim Management Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). The Board of Management, Christophe D. Fouquet Roger J.M. Dassen Frédéric J.M. Schneider-Maunoury Wayne R. Allan Jim P. Koonmen Veldhoven, July 17, 2024 ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 11 Managing Directors' Statement

Condensed Consolidated Interim Financial Statements IN THIS SECTION 13 Condensed Consolidated Statement of Profit or Loss 14 Condensed Consolidated Statement of Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 18 Condensed Consolidated Statement of Cash Flows 19 Notes to the Condensed Consolidated Interim Financial Statements ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 12

For the six-month period ended (€, in millions, except per share data) Notes Unaudited July 2, 2023 Unaudited June 30, 2024 Net system sales 2, 3 10,947.9 8,726.8 Net service and field option sales 2,700.6 2,806.0 Total net sales 3 13,648.5 11,532.8 Cost of system sales (5,359.1) (4,241.6) Cost of service and field option sales (1,592.8) (1,487.0) Total cost of sales (6,951.9) (5,728.6) Gross profit 6,696.6 5,804.2 Research and development costs (1,587.2) (1,580.6) Selling, general and administrative costs (577.7) (550.2) Operating income 4,531.7 3,673.4 Finance income 92.8 98.2 Finance costs (64.0) (83.9) Income before income taxes 4,560.5 3,687.7 Income tax expense 6 (796.0) (589.2) Income after income taxes 3,764.5 3,098.5 Profit (loss) related to investments in associates 107.1 77.0 Net income 3,871.6 3,175.5 Basic net income per ordinary share 8 9.83 8.07 Diluted net income per ordinary share 8 9.83 8.07 Weighted average number of shares outstanding 8 393.8 393.3 Diluted weighted average number of shares 8 394.0 393.6 ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 13 Condensed Consolidated Statement of Profit or Loss

For the six-month period ended (€, in millions) Unaudited July 2, 2023 Unaudited June 30, 2024 Net income 3,871.6 3,175.5 Other comprehensive income: Proportionate share of other comprehensive income from associates (0.9) (1.8) Foreign currency translation, net of taxes: Gain (loss) on foreign currency translation (55.5) 77.1 Financial instruments, net of taxes: Gain (loss) on derivative financial instruments (6.8) 21.5 Transfers to net income (27.0) (7.1) Other comprehensive income, net of taxes 1 (90.2) 89.7 Total comprehensive income, net of taxes 3,781.4 3,265.2 Attributable to equity holders 3,781.4 3,265.2 1. All items in accumulated other comprehensive income as of June 30, 2024, comprised of our accumulated proportionate share of other comprehensive income from associates of €31.2 million gain (July 2, 2023: €31.9 million gain), the hedging reserve balance of €6.8 million gain (July 2, 2023: €26.4 million loss) and the currency translation adjustment balance of €228.4 million gain (July 2, 2023: €156.7 million gain), will be reclassified subsequently to profit or loss when specific conditions are met. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 14 Condensed Consolidated Statement of Comprehensive Income

Assets Finance receivables, net 60.6 64.0 Deferred tax assets 6 2,104.8 2,066.8 Loan receivable 929.2 929.3 Other assets 640.7 684.5 Derivative financial instruments 9 11.3 18.3 Investments in associates 919.6 1,002.3 Goodwill 4,610.1 4,610.0 Intangible assets, net 3,933.2 4,326.0 Property, plant and equipment, net 5,493.2 6,084.0 Right-of-use assets 306.6 358.0 Total non-current assets 19,009.3 20,143.2 Cash and cash equivalents 4 7,004.7 4,813.6 Short-term investments 4 5.4 205.3 Accounts receivable, net 4,334.1 4,475.8 Finance receivables, net 1,379.2 977.0 Contract assets 240.1 435.0 Current tax assets 6 1,001.2 684.8 Inventories, net 8,850.7 10,972.3 Other assets 1,234.1 1,533.4 Derivative financial instruments 9 19.8 40.7 Total current assets 24,069.3 24,137.9 Total assets 43,078.6 44,281.1 (€, in millions) Notes December 31, 2023 Unaudited June 30, 2024 Equity and liabilities Shareholders’ equity 16,209.5 17,853.6 Long-term debt 4,631.5 4,608.2 Deferred and other income tax liabilities 6 737.3 751.2 Contract liabilities 4,825.5 4,463.0 Accrued and other liabilities 338.4 393.1 Derivative financial instruments 9 62.7 81.3 Total non-current liabilities 10,595.4 10,296.8 Accounts payable 2,346.3 3,198.6 Accrued and other liabilities 2,083.4 1,856.1 Derivative financial instruments 9 94.0 92.2 Current tax liabilities 6 308.9 54.5 Current portion of long-term debt 0.1 0.1 Contract liabilities 11,441.0 10,929.2 Total current liabilities 16,273.7 16,130.7 Total equity and liabilities 43,078.6 44,281.1 (€, in millions) Notes December 31, 2023 Unaudited June 30, 2024 ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 15 Condensed Consolidated Statement of Financial Position (Before appropriation of net income)

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 16

Condensed Consolidated Statement of Changes in Equity

(Before appropriation of net income 2024)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Balance at January 1, 2023	394.6	36.3	4,431.6	(4,641.3)	2,301.9	2,761.7	6,395.8	11,286.0
Prior year net income	—	—	—	—	6,395.8	—	(6,395.8)	—
Components of comprehensive income:								
Net income	—	—	—	—	—	—	3,871.6	3,871.6
Proportionate share of other comprehensive income from associates	—	—	—	—	—	(0.9)	—	(0.9)
Gain (loss) on foreign currency translation	—	—	—	—	—	(55.5)	—	(55.5)
Gain (loss) on financial instruments	—	—	—	—	—	(33.8)	—	(33.8)
Total comprehensive income	—	—	—	—	—	(90.2)	3,871.6	3,781.4
Purchases of treasury shares	(1.5)	—	—	(904.5)	—	—	—	(904.5)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	53.8	—	—	—	—	53.8
Issuance of shares	0.3	—	(70.6)	159.2	(40.8)	—	—	47.8
Dividend paid	—	—	—	—	(1,207.1)	—	—	(1,207.1)
Development expenditures	—	—	—	—	(283.2)	283.2	—	—
Balance at July 2, 2023 (unaudited)	393.4	36.3	4,414.8	(5,386.6)	7,166.6	2,954.7	3,871.6	13,057.4
Components of comprehensive income:								
Net income	—	—	—	—	—	—	4,243.6	4,243.6
Proportionate share of other comprehensive income from associates	—	—	—	—	—	1.1	—	1.1
Gain (loss) on foreign currency translation	—	—	—	—	—	(12.1)	—	(12.1)
Gain (loss) on financial instruments	—	—	—	—	—	18.6	—	18.6
Total comprehensive income	—	—	—	—	—	7.6	4,243.6	4,251.2

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 17

Condensed Consolidated Statement of Changes in Equity (continued)

(Before appropriation of net income 2024)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Purchases of treasury shares	(0.1)	—	—	(95.5)	—	—	—	(95.5)
Cancellation of treasury shares	—	(0.3)	—	2,105.1	(2,104.8)	—	—	—
Share-based payments	—	—	86.0	—	—	—	—	86.0
Issuance of shares	0.2	—	(6.9)	70.8	(12.3)	—	—	51.6
Dividend paid	—	—	—	—	(1,141.2)	—	—	(1,141.2)
Development expenditures	—	—	—	—	(405.9)	405.9	—	—
Balance at December 31, 2023	393.5	36.0	4,493.9	(3,306.2)	3,502.8	3,367.8	8,115.2	16,209.5
Prior year net income	—	—	—	—	8,115.2	—	(8,115.2)	—
Components of comprehensive income:								
Net income	**—**	**—**	**—**	**—**	**—**	**—**	**3,175.5**	**3,175.5**
Proportionate share of other comprehensive income from associates	**—**	**—**	**—**	**—**	**—**	**(1.8)**	**—**	**(1.8)**
Gain (loss) on foreign currency translation	**—**	**—**	**—**	**—**	**—**	**77.1**	**—**	**77.1**
Gain (loss) on financial instruments	**—**	**—**	**—**	**—**	**—**	**14.4**	**—**	**14.4**
Total comprehensive income	**—**	**—**	**—**	**—**	**—**	**89.7**	**3,175.5**	**3,265.2**
Purchases of treasury shares	**(0.6)**	**—**	**—**	**(500.0)**	**—**	**—**	**—**	**(500.0)**
Cancellation of treasury shares	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Share-based payments	**—**	**—**	**77.7**	**—**	**—**	**—**	**—**	**77.7**
Issuance of shares	**0.3**	**—**	**(116.7)**	**198.4**	**(21.2)**	**—**	**—**	**60.5**
Dividend paid	**—**	**—**	**—**	**—**	**(1,259.3)**	**—**	**—**	**(1,259.3)**
Development expenditures	**—**	**—**	**—**	**—**	**(447.4)**	**447.4**	**—**	**—**
Balance at June 30, 2024 (unaudited)	**393.2**	**36.0**	**4,454.9**	**(3,607.8)**	**9,890.1**	**3,904.9**	**3,175.5**	**17,853.6**

1. Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

Cash Flows from Operating Activities Net income 3,871.6 3,175.5 Adjustments to reconcile net income to net cash flows from operating activities: Depreciation and amortization1 506.8 580.8 Impairment and loss (gain) on disposal 7.1 17.9 Share-based compensation expense 53.8 77.7 Inventory reserves 172.3 232.2 Deferred tax expense (benefit) 293.1 84.8 Investments in associates (117.7) (84.5) Changes in assets and liabilities: Accounts receivable, net 1,334.8 (151.1) Finance receivables, net (370.8) 393.6 Inventories (514.9) (2,059.6) Other assets (924.1) (744.8) Accrued and other liabilities 49.0 (166.0) Accounts payable 231.7 890.3 Current tax assets and liabilities 6 (725.5) 25.7 Contract assets and liabilities (2,195.6) (1,012.0) Net cash provided by (used in) operating activities 1,671.6 1,260.5 Cash Flows from Investing Activities Purchase of property, plant and equipment (1,069.8) (948.3) Purchase of intangible assets (452.4) (565.4) Purchase of short-term investments 4 (18.7) (300.5) Maturity of short-term investments 4 121.1 100.5 Loans issued and other investments — 0.5 Net cash used in investing activities (1,419.8) (1,713.2) For the six-month period ended (€, in millions) Notes Unaudited July 2, 2023 Unaudited June 30, 2024 Cash Flows from Financing Activities Dividend paid 7 (1,207.1) (1,259.3) Purchase of treasury shares 7 (888.9) (500.0) Net proceeds from issuance of shares 47.8 60.5 Net proceeds from issuance of notes, net of issuance costs 997.8 — Repayment of debt and finance lease obligations (117.1) (38.1) Net cash used in financing activities (1,167.5) (1,736.9) Net cash flows (915.7) (2,189.6) Effect of changes in exchange rates on cash (11.3) (1.5) Net increase (decrease) in cash and cash equivalents (927.0) (2,191.1) Cash and cash equivalents at beginning of the year 7,268.3 7,004.7 Cash and cash equivalents at July 2, 2023 and June 30, 2024 6,341.3 4,813.6 Supplemental Disclosures of Cash Flow Information Unpaid portion of property, plant and equipment, excluded in investing activities, included in Accounts payable (3.2) (17.4) Interest received 88.3 93.3 Interest paid (55.4) (84.4) Income taxes paid, net of refunds 6 (1,455.2) (452.9) For the six-month period ended (€, in millions) Notes Unaudited July 2, 2023 Unaudited June 30, 2024 1. Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, amortization of underwriting commissions and discount related to the bonds and credit facility. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 18 Condensed Consolidated Statement of Cash Flows

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 19

Notes to the Condensed Consolidated Interim Financial Statements

1. General information / summary of significant accounting policies

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML's more than 43,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

The registered office and statutory seat of ASML Holding NV is located at De Run 6501, Veldhoven, the Netherlands. The company is registered with the Dutch Commercial Register under number 17085815.

The Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Management on July 17, 2024 and have not been audited or reviewed by an external auditor.

Basis of preparation

The Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2024 have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and therefore do not include all the information and disclosures as required in our Annual Report based on EU-IFRS. These financial statements should be read in conjunction with the 2023 Annual Report based on EU-IFRS and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.

The Condensed Consolidated Interim Financial Statements are stated in millions of euros unless indicated otherwise.

Summary of significant accounting policies

The accounting policies adopted in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the 2023 Annual Report based on EU-IFRS. We continue to monitor the effect of other standards not yet effective and not yet adopted by the EU.

Use of estimates

In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed Consolidated Interim Financial Statements. The critical accounting judgments and key sources of estimation are subject to volatility and uncertainty. Estimates and assumptions used in the preparation of the Condensed Consolidated Interim Financial Statements are considered consistent with those described in the 2023 Annual Report based on EU-IFRS. Although still considered an accounting estimate, the recoverability of deferred tax assets for capitalized R&D expenditures is no longer considered a critical accounting estimate.

2. Revenue from contracts with customers

Net system sales per technology were as follows:

For the six-month period ended	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)
June 30, 2024		
NXE	**19**	**3,290.6**
ArFi	**52**	**3,916.8**
ArF dry	**15**	**425.6**
KrF	**58**	**743.7**
I-line	**26**	**151.3**
Metrology & Inspection	**58**	**198.8**
Total	**228**	**8,726.8**
July 2, 2023		
NXE	29	4,935.4
ArFi	64	4,339.0
ArF dry	13	293.1
KrF	86	995.8
I-line	21	106.2
Metrology & Inspection	83	278.4
Total	296	10,947.9

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 20

Notes to the Condensed Consolidated Interim Financial Statements (continued)

Net system sales per end-use were as follows:

For the six-month period ended	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)
June 30, 2024		
Logic	**164**	**5,076.5**
Memory	**64**	**3,650.3**
Total	**228**	**8,726.8**
July 2, 2023		
Logic	221	8,479.7
Memory	75	2,468.2
Total	296	10,947.9

During the first half of 2024, €370.2 million of receivables were sold through factoring arrangements (first half of 2023: €0.0 million). Factoring cash receipts are treated as net cash provided by operating activities within the Condensed Consolidated Statement of Cash Flows.

3. Segment disclosure

ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance.

Net system sales for new and used systems were as follows:

For the six-month period ended (€, in millions)	Unaudited July 2, 2023	Unaudited June 30, 2024
New systems	10,809.9	**8,468.5**
Used systems	138.0	**258.3**
Net system sales	10,947.9	**8,726.8**

For geographical reporting, total net sales are attributed to the geographic location in which the customers' facilities are located.

Total net sales by geographic region were as follows:

For the six-month period ended (€, in millions)	Unaudited July 2, 2023	Unaudited June 30, 2024
Japan	300.1	**218.1**
South Korea	3,696.1	**2,955.0**
Singapore	149.1	**161.2**
Taiwan	5,168.8	**1,503.4**
China	2,106.8	**4,798.9**
Rest of Asia	2.3	**1.4**
EMEA	361.9	**1,166.5**
United States	1,863.4	**728.3**
Total	13,648.5	**11,532.8**

4. Liquidity

We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times. Our principal sources of liquidity consist of:

(€, in millions)	December 31, 2023	Unaudited June 30, 2024
Cash and cash equivalents	7,004.7	**4,813.6**
Short-term investments	5.4	**205.3**
Available committed credit facilities[1]	700.0	**1,500.0**

1. No amounts were outstanding under this committed credit facility as of June 30, 2024 and December 31, 2023.

On May 7, 2024, the terms and conditions of the €700 million committed revolving credit facility were amended: The credit facility increased to €1.5 billion and the maturity date extended from 2026 to 2029.

ASML also has non-committed lines of credit available. These facilities provide ASML with the ability to request short- term unsecured loans from time to time for an aggregate amount of €2.75 billion (€1.25 billion as of December 31, 2023). The increase is driven by ASML entering into additional facilities in 2024. No amounts have been drawn under these lines of credit. Outstanding amounts under the non-committed facility will bear interest based on market conditions at the moment of draw down. Our liquidity needs are affected by many factors, including the risk factors as specified in the Risk factors section in the 2023 Annual Report based on EU-IFRS and in this 2024 Statutory Interim Report. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operating activities, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development investments and debt servicing. 5. Commitments, contingencies and guarantees The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2023 Annual Report based on EU-IFRS. 6. Income taxes Income tax expense is recognized based on management’s best estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first half of 2024. Our effective tax rate for the six-month period ended June 30, 2024 is 16.0 percent compared to 17.5 percent for the six-month period ended July 2, 2023. The decrease in effective tax rate is mainly driven by the tax effect on intercompany profit elimination and movements in our liability for uncertain tax positions. Global minimum tax ASML falls within the scope of the OECD Global minimum tax rules. Global minimum tax legislation was enacted in the Netherlands, the jurisdiction in which ASML is incorporated, and came into effect from January 1, 2024. ASML applies the exception to recognize and disclose information about deferred tax assets and liabilities related to Global minimum taxes, as provided in the amendments to IAS 12 issued in May 2023. ASML recognized an estimated current tax expense related to Global minimum tax, amounting to €6 million. 7. Dividends and share buyback On April 24, 2024, the Annual General Meeting resolved to adopt a final dividend of €1.75 per ordinary share for the year 2023. Recognizing the three interim dividends of €1.45 per ordinary share paid on August 10, 2023, November 10, 2023 and February 14, 2024, the total dividend for the year 2023 was €6.10 per ordinary share. As a result, a total dividend amount of €2,400.5 million was paid over 2023 and 2024. In November 2022, we announced the current up to €12.0 billion 2022-2025 share buyback program of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. So far ASML has repurchased approximately 2.6 million shares for an approximate amount of €1.7 billion under this program. The share buyback program may be suspended, modified or discontinued at any time. Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors). 8. Net income per ordinary share Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 21 Notes to the Condensed Consolidated Interim Financial Statements (continued)

The basic and diluted net income per ordinary share has been calculated as follows: For the six-month period ended (€, in millions, except per share data) Unaudited July 2, 2023 Unaudited June 30, 2024 Net income 3,871.6 3,175.5 Weighted average number of shares outstanding 393.8 393.3 Basic net income per ordinary share 9.83 8.07 Weighted average number of shares outstanding 393.8 393.3 Plus shares applicable to options and conditional shares 0.2 0.3 Diluted weighted average number of shares 394.0 393.6 Diluted net income per ordinary share 9.83 8.07 9. Fair value measurements Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows: • Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access. • Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. • Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. Financial assets and financial liabilities measured at fair value on a recurring basis Investments in money market funds (included in our Cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities. The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment. The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. Four out of six of our outstanding Eurobonds, with a combined principal amount of €3.25 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. For two out of six of our outstanding Eurobonds, with a combined principal amount of €1.5 billion, no hedging is applied. The fair value changes of the interest rate swaps are recorded on the Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 22 Notes to the Condensed Consolidated Interim Financial Statements (continued)

ASML STATUTORY INTERIM REPORT 2024 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 23

Notes to the Condensed Consolidated Interim Financial Statements (continued)

The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited As of June 30, 2024 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	59.0	—	59.0
Money market funds [2]	2,669.8	—	—	2,669.8
Short-term investments [3]	—	205.3	—	205.3
Total	2,669.8	264.3	—	2,934.1
Liabilities measured at fair value				
Derivative financial instruments [1]	—	173.5	—	173.5
Assets and Liabilities for which fair values are disclosed				
Loan receivable	—	—	770.5	770.5
Long-term debt [4]	4,459.3	—	—	4,459.3

As of December 31, 2023 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	31.1	—	31.1
Money market funds [2]	3,167.4	—	—	3,167.4
Short-term investments [3]	—	5.4	—	5.4
Total	3,167.4	36.5	—	3,203.9
Liabilities measured at fair value				
Derivative financial instruments [1]	—	156.7	—	156.7
Assets and Liabilities for which fair values are disclosed				
Loan receivable	—	—	776.1	776.1
Long-term debt [4]	4,496.2	—	—	4,496.2

1. Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2. Money market funds are part of our cash and cash equivalents.
3. Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but one year or less at the date of acquisition. These deposits are valued at amortized costs which is close to their fair value. Their fair value is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4. Long-term debt mainly relates to Eurobonds.

There were no transfers between the levels of the fair value hierarchy during the first half of 2024 and the full year 2023.

Financial assets and financial liabilities that are not measured at fair value

The carrying amount of Cash and cash equivalents, Accounts payable, and Other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments.

Money market and investment funds measurement

Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment-grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis based triggered through actual cash balances. ASML does not have trading securities as of June 30, 2024.

Deposits measurement

The deposits as part of the Cash and cash equivalents and Short-term investments qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short-term nature and since related to investment with investment-grade credit ratings. Maturities are one year or less. No held to maturity securities were sold before expiration date.

Assets and liabilities measured at fair value on a non-recurring basis

For the six-month period ended June 30, 2024 and the year ended December 31, 2023, we had no significant fair value measurements on a non-recurring basis from regular business activities.

10. Subsequent events An interim dividend of €1.52 per ordinary share will be made payable on August 7, 2024. Full details are published on ASML's website. Veldhoven, the Netherlands July 17, 2024 Prepared by The Board of Management: Christophe D. Fouquet Roger J.M. Dassen Frédéric J.M. Schneider-Maunoury Wayne R. Allan Jim P. Koonmen ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 24 Notes to the Condensed Consolidated Interim Financial Statements (continued)

Special note regarding forward-looking statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected demand, lithography tool utilization and intensity, semiconductor inventory levels, bookings, backlog, expected recovery and growth in the semiconductor industry and expected drivers and timing thereof including expected continued industry recovery in the second half of 2024, plans to add and improve capacity, continued investments in both capacity ramp and technology, outlook and expected financial results, including expected results for Q3 2024, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook for the second half and full year 2024, including expected strong second half of 2024 and expectations with respect to full year 2024 total net sales, gross margin and estimated annualized effective tax rate, expectations with respect to sales by market segment and IBM sales and expected drivers thereof, and other full year 2024 expectations, expectations with respect to expected financial performance and growth in 2025 and expected drivers thereof, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, statements with respect to continued execution of ESG sustainability strategy, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares intended to be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non- historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 25 Other Information

Financial calendar and investor relations Financial calendar October 16, 2024 Announcement of third quarter results for 2024 November 14, 2024 ASML Investor Day 2024 January 29, 2025 Announcement of fourth quarter and annual results for 2024 March 5, 2025 Publication of Annual Report 2024 April 23, 2025 Annual General Meeting of Shareholders Investor relations ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual reports, quarterly releases and other information are also available on our website (www.asml.com). ASML worldwide contact information Corporate Headquarters De Run 6501 5504 DR Veldhoven The Netherlands Mailing Address P.O. Box 324 5500 AH Veldhoven The Netherlands Investor Relations phone: +31 40 268 3938 email: investor.relations@asml.com For additional contact information please visit asml.com ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 26 Other Information (continued)

A AI Artificial intelligence ArF Argon fluoride ArFi Argon fluoride immersion ASML ASML Holding NV and/or any of its subsidiaries and associates D DRAM Dynamic random-access memory DUV A lithography technology that uses deep ultraviolet (DUV) light. DUV immersion fast shipment A process that reduces some of the testing in our factory. Customer acceptance after the reduced factory acceptance test (FAT) is considered to be proven for established technologies with a history of successful customer acceptances after the site acceptance test (SAT). Transfer of control for these systems and recognition of revenue related to these systems has occurred upon delivery of the systems. E E-beam Electron beam EMEA Europe, the Middle East and Africa ESG Environmental, social and governance EU European Union EU-IFRS International Financial Reporting Standards as adopted by the European Union EXE A dual-stage extreme ultraviolet (EUV) lithography system with a numerical aperture of 0.55 that provides 8 nm resolution to support advanced Logic and Memory chip production, also referred to as EUV 0.55 NA and High NA. Eurobond A bond denominated in euros Euronext Amsterdam Euronext Amsterdam NV EUV A lithography technology that uses extreme ultraviolet (EUV) light with a wavelength of 13.5 nm – this is currently the cutting edge of lithography, enabling technology nodes of 16 nm and beyond. F Fast shipment A fast shipment process skips some of the testing in our factory and provides our customers with earlier access to wafer output capacity. When customer acceptance at FAT is not proven, this leads to a deferral of revenue recognition until SAT Flash A type of non-volatile memory used for storing and transferring information FTE Full-time equivalent G GAAP Generally accepted accounting principles Name Description H Holistic lithography Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time I IAS International accounting standards i-line Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems. imec Interuniversitair Micro-Elektronica Centrum K KrF Krypton fluoride L Lithography Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer. Logic Integrated devices such as microprocessors, microcontrollers and graphics processing units. Also refers to companies that manufacture such devices. M Memory Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips. Metrology The science of measurement on pattern quality before and during high-volume chip manufacturing. N NA Numerical aperture NAND A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’. Nasdaq Nasdaq Stock Market LLC nm Nanometer (one billionth of a meter) Node A stepping stone in the chipmaking industry’s roadmap for smaller features and more advanced microchips, describes and differentiates generations of semiconductor manufacturing technologies and the chips made with them. Nodes with 'smaller sizes' refer to more advanced technologies. NXE A dual-stage extreme ultraviolet (EUV) lithography system with a numerical aperture of 0.33 that provides 13 nm resolution to support advanced Logic and Memory chip production, also referred to as EUV 0.33 NA or Low NA. NXT An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity. O OECD Organization for Economic Co-operation and Development Name Description ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 27 Definitions

Overlay The layer-to-layer alignment of chip structures P Preference shares foundation Stichting Preferente Aandelen ASML Productivity The amount of wafers that is being exposed over a certain period of time, usually expressed in wafers per hour or wafers per day. R R&D Research and development T Throughput The number of wafers a system can process per hour TWINSCAN ASML’s unique lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. U US GAAP Generally accepted accounting principles in the United States of America W Wafer inspection The process of locating and analyzing individual chip defects on a wafer Wafer metrology The process of measuring the quality of patterns on a wafer Wavelength The distance between two peaks of a wave such as light. The shorter the wavelength of light used in a lithography system, the smaller the features the system can resolve. Website www.asml.com X XT ASML’s lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. Y YieldStar ASML’s diffraction-based wafer metrology platform Name Description ASML STATUTORY INTERIM REPORT 2024 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 28 Definitions (continued)